

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2015

Catherine A. Lesjak
Executive Vice President and Chief Financial Officer
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, California 94304

> **Re: Hewlett-Packard Company**
> **Form 10-K for the fiscal year ended October 31, 2014**
> **Filed December 18, 2014**
> **File No. 001-04423**

Dear Ms. Lesjak:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill, page 51

1.   We note that you disclose that you combined the Enterprise Servers, Storage and Networking reporting unit and the TS reporting into one EG reporting unit in connection with continued operational synergies and interdependencies. Please clarify your basis for combining these reporting units and how you considered the provisions of ASC 350-20-35-33 through 38. Please also clarify the specific factors that changed in the first quarter of 2014, and why these reporting units were not combined in the past. Further, please clarify your policy for evaluating your reporting units for aggregation. For example, clarify whether you have a policy of assessing similarity on an annual or other basis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Senior Assistant Chief Accountant